July 7, 2017

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Thompson, Accounting Branch Chief

RE:    Broadridge Financial Solutions, Inc.
Form 10-K for Fiscal Year Ended June 30, 2016
Filed August 9, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2017
Filed May 10, 2017
Response Dated June 16, 2017
File No. 001-33220
Dear Ms. Thompson:

Set forth below is the response of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to the comment raised in your letter dated July 3, 2017 regarding the Broadridge Form 10-K for the fiscal year ended June 30, 2016 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2017. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K.
Form 10-Q for Fiscal Period Ended March 31, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27
1. We note your response to comment 1. Please consider expanding your disclosure in future filings to describe the method you utilize to determine your Closed sales allowance in order to provide your investors with additional insight into how you determine the Closed sales amounts disclosed in your filings.

RESPONSE:
In response to your request, in future filings commencing with the Company's Form 10-K for the fiscal year ended June 30, 2017 (the “2017 Form 10-K”), Broadridge will disclose the method utilized to determine the closed sales allowance. The 2017 Form 10-K will include the following disclosure:

“Beginning in the fiscal year ended June 30, 2017, we have reported Closed sales net of a 3.5% allowance adjustment, in lieu of our previous practice of adjusting for actual performance in subsequent periods. Consequently, our reported Closed sales amounts will not be adjusted for actual revenues achieved because these adjustments are estimated in the period they are reported. The allowance adjustment was determined by reviewing the reported Closed sales amounts for the prior five fiscal years based on estimated revenues at signing and comparing those amounts to the revenues achieved one year after the clients went live on the services. Cumulatively during the five years from Fiscal 2012 through Fiscal 2016, we reported Closed sales of $689.5 million based on estimates at signing, while revenues achieved one year after go-live were $665.4 million, resulting in revaluation losses of $24.1 million or a realized loss experience of 3.5%. We will assess this allowance amount at the end of each fiscal year to establish the appropriate allowance for the subsequent year using the trailing five years data referenced earlier as the starting point, normalized for outlying factors, if any, to enhance the accuracy of the allowance.”

Additionally we will disclose the dollar value of the allowance on a year-to-date basis in future filings commencing with the 2017 Form 10-K.

Please feel free to contact me at 516-472-5466, or David Lisa, Chief Accounting Officer, at 201-714-3846, should you require any additional information or have any additional questions.

Very truly yours,

/s/ James M. Young
James M. Young
Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission
Sondra Snyder, Staff Accountant

Broadridge Financial Solutions, Inc.
Richard J. Daly, President and Chief Executive Officer
Adam D. Amsterdam, Vice President, General Counsel
David J. Lisa, Chief Accounting Officer
Maria Allen, Associate General Counsel and Corporate Secretary

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